Exhibit 77(i)


                       TERMS OF NEW OR AMENDED SECURITIES


At the December 17, 2007 Board Meeting, the Board of Directors of ING Series Fund, Inc. approved the establishment of ING Global Target Payment Fund. In addition, the Board approved the plans, agreements, and other routine matters with respect to establishing the Fund.